John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

May 16, 2018

Courtney Lindsay

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re: GD Entertainment & Technology, Inc.

Offering Statement on Form 1-A

File No. 024-10811

Dear Courtney:

On behalf of GD Entertainment & Technology, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 15, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment #3 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation for the Next Twelve Months, page 32

1.	We note your response from our prior comment 2 and reissue it. We further acknowledge that you have stated that the assets and expenses on your financial statements relate to your old business. These items, however, remain on your financial statements. Please provide the information you provided in your response in your offering statement. Without a narrative, the presentation of these items provides an incomplete picture of the company's financial condition.

The following has been added:

Financial Statements for the periods prior to February 28, 2018.

The expenses since inception relate to the old business and are not in any way related to the new business operations going forward. Until GDET has positive cash flow, the expenses of the new business will be paid for using funds from the Regulation A offering.

The assets of over $3.3 million at November 30, 2017 were assets of the old business.  Management has evaluated whether those assets could be used in the new business model and has determined that they can’t.  None of the assets relate to the anticipated business operations. Those assets are also very difficult to value or find a buyer to purchase them.  As such management has decided to write the assets off as December 1, 2017 and is reflected in the February 28, 2018 quarter.

Business

Crytocurrency ATMs, page 36

2.	We note your response to our prior comment 4. For context, please expand your disclosure to indicate which state laws and regulations you anticipate being applicable to your business operations in the near term.

The following has been added re ATM regulation:

As a New Jersey based company, our goal is to service the New York/ New Jersey Metro Area in regards to product placement, i.e. Crypto Currency ATMs.

In New York, we will be subject to laws and regulation such as:

•	Obtaining a BitLicense. (blockchain-specific business license of virtual currency activities issued by the New York State Department of Financial Services NYSDFS).

•	According to Section 200.3 License of the New York State Department of Financial Services Title 23, Chapter 1, we will be subject to the following:

o	(a) License required. No Person shall, without a license obtained from the superintendent as provided in this Part, engage in any Virtual Currency Business Activity. Licensees are not authorized to exercise fiduciary powers, as defined under Section 100 of the Banking Law.

o	(b) Unlicensed agents prohibited. Each Licensee is prohibited from conducting any Virtual Currency Business Activity through an agent or agency arrangement when the agent is not a Licensee. (c) Exemption from licensing requirements. The following Persons are exempt from the licensing requirements otherwise applicable under this Part: (1) Persons that are chartered under the New York Banking Law and are approved by the superintendent to engage in Virtual Currency Business Activity; and (2) merchants and consumers that utilize Virtual Currency solely for the purchase or sale of goods or services or for investment purposes.

•	According to Section 200.4 Application of the New York State Department of Financial Services Title 23, Chapter 1, we will be subject to the following:

o	Section 200.4 Application (a) Application for a license required under this Part shall be in writing, under oath, and in a form prescribed by the superintendent, and shall contain the following: (1) the exact name of the applicant, including any doing business as name, the form of organization, the date of organization, and the jurisdiction where organized or incorporated; (2) a list of all of the applicant’s Affiliates and an organization chart illustrating the relationship among the applicant and such Affiliates; (3) a list of, and detailed biographical information for, each individual applicant and each director, Principal Officer, Principal Stockholder, and Principal Beneficiary of the applicant, as applicable, including such individual’s name, physical and mailing addresses, and information and documentation regarding such individual’s personal history, experience, and qualification, which shall be accompanied by a form of authority, executed by such individual, to release information to the Department; (4) a background report prepared by an independent investigatory agency acceptable to the superintendent for each individual applicant, and each Principal Officer, Principal Stockholder, and Principal Beneficiary of the applicant, as applicable; (5) for each individual applicant; for each Principal Officer, Principal Stockholder, and Principal Beneficiary of the applicant, as applicable; and for all individuals to be employed by the applicant who have access to any customer funds, whether denominated in Fiat Currency or Virtual Currency: (i) a set of completed fingerprints, or a receipt indicating the vendor (which vendor must be acceptable to the superintendent) at which, and the date when, the fingerprints were taken, for submission to the State Division of Criminal Justice Services and the Federal Bureau of Investigation; (ii) if applicable, such processing fees as prescribed by the superintendent; and (iii) two portrait-style photographs of the individuals measuring not more than two inches by two inches; 9 (6) an organization chart of the applicant and its management structure, including its Principal Officers or senior management, indicating lines of authority and the allocation of duties among its Principal Officers or senior management; (7) a current financial statement for the applicant and each Principal Officer, Principal Stockholder, and Principal Beneficiary of the applicant, as applicable, and a projected balance sheet and income statement for the following year of the applicant’s operation; (8) a description of the proposed, current, and historical business of the applicant, including detail on the products and services provided and to be provided, all associated website addresses, the jurisdictions in which the applicant is engaged in business, the principal place of business, the primary market of operation, the projected customer base, any specific marketing targets, and the physical address of any operation in New York; (9) details of all banking arrangements; (10) all written policies and procedures required by, or related to, the requirements of this Part; (11) an affidavit describing any pending or threatened administrative, civil, or criminal action, litigation, or proceeding before any governmental agency, court, or arbitration tribunal against the applicant or any of its directors, Principal Officers, Principal Stockholders, and Principal Beneficiaries, as applicable, including the names of the parties, the nature of the proceeding, and the current status of the proceeding; (12) verification from the New York State Department of Taxation and Finance that the applicant is compliant with all New York State tax obligations in a form acceptable to the superintendent; (13) if applicable, a copy of any insurance policies maintained for the benefit of the applicant, its directors or officers, or its customers; (14) an explanation of the methodology used to calculate the value of Virtual Currency in Fiat Currency; and (15) such other additional information as the superintendent may require. 10

o	(b) As part of such application, the applicant shall demonstrate that it will be compliant with all of the requirements of this Part upon licensing.

o	(c) Notwithstanding Subsection (b) of this Section, the superintendent may in his or her sole discretion and consistent with the purposes and intent of the Financial Services Law and this Part approve an application by granting a conditional license. (1) A conditional license may be issued to an applicant that does not satisfy all of the regulatory requirements upon licensing. (2) A Licensee that holds a conditional license may be subject to heightened review, whether in regard to the scope and frequency of examination or otherwise. (3) Unless the superintendent removes the conditional status of or renews a conditional license, said license shall expire two years after its date of issuance. i) The superintendent may in his or her sole discretion and consistent with the purposes and intent of the Financial Services Law and this Part: (A) renew a conditional license for an additional length of time; or (B) remove the conditional status from a conditional license. (4) A conditional license may be suspended or revoked pursuant to Section 200.6 of this Part. (5) A conditional license may impose any reasonable condition or conditions, as determined by the superintendent in his or her sole discretion. (6) The superintendent may remove any condition or conditions from a conditional license that has been issued. (7) In determining whether to issue a conditional license, renew or remove the conditional status of a conditional license, or impose or remove any specific conditions on a conditional license, the superintendent may consider any relevant factor or factors. Relevant factors may include but are not limited to: 11 i) the nature and scope of the applicant’s or Licensee’s business; ii) the anticipated volume of business to be transacted by the applicant or Licensee; iii) the nature and scope of the risks that the applicant’s or Licensee’s business presents to consumers, Virtual Currency markets, financial markets, and the general public; iv) the measures which the applicant or Licensee has taken to limit or mitigate the risks its business presents; v) whether the applicant or Licensee is registered with FinCEN; vi) whether the applicant or Licensee is licensed, registered, or otherwise authorized by any governmental or self-regulatory authority to engage in financial services or other business activities; vii) the applicant’s or Licensee’s financial services or other business experience; and viii) the Licensee’s history as a holder of a conditional license issued by the superintendent.

o	(d) The superintendent may permit that any application for a license under this Part, or any other submission required by this Part, be made or executed by electronic means.

•	According to Section 200.7 Compliance of the New York State Department of Financial Services Title 23, Chapter 1, we will be subject to the following:

o	(a) Generally. Each Licensee is required to comply with all applicable federal and state laws, rules, and regulations.
o	(b) Compliance officer. Each Licensee shall designate a qualified individual or individuals responsible for coordinating and monitoring compliance with this Part and all other applicable federal and state laws, rules, and regulations.
o	(c) Compliance policy. Each Licensee shall maintain and enforce written compliance policies, including policies with respect to anti-fraud, anti-money laundering, cyber security, privacy and information security, and any other policy required under this Part, which must be reviewed and approved by the Licensee’s board of directors or an equivalent governing body.

We believe that in New Jersey we will be subject to laws and regulations such as:

•	Registering for a Virtual Currency MSB (Multiple-Bit Binary Number) License in order to become a licensed money transmitter. This is done through the State of New Jersey Department of Banking & Insurance.

•	As mentioned previously, New Jersey does not require AML reporting on a state level.

•	Pursuant to the New jersey “Digital Currency Jobs Creation Act” Bill, concerning digital currency, we will be subject to the following:

o	The registration is to be in writing, under oath, and completed in a form prescribed by the Department of Banking and Insurance, and is required to contain certain information including: (1) the exact name of the registrant, the form of organization, and the jurisdiction where organized or incorporated;(2) a list of the registrants, affiliates, and an organization chart illustrating the relationship between and among the application and its affiliates;(3) fingerprints and photographs of key members of the applicant’s organization. (4) an organization chart of the registrant and its management structure; (5) a business plan; and (6) a registration fee set by the commissioner.

o	The bill requires each registrant to establish and maintain an effective cyber security program to ensure the availability and functionality of the registrant’s electronic systems and to protect those systems and any sensitive data stored on those systems from unauthorized access or tampering.

o	Each registrant is required to designate a qualified employee to serve as the registrant’s Chief Information Security Officer responsible for overseeing and implementing the registrant’s cyber security program and enforcing its cyber security policy.

o	Registrants are also required to maintain and enforce confidential, written compliance policies, including policies with respect to anti-fraud, anti-money laundering, cyber security, privacy and information security, which shall be reviewed and approved by the registrant’s board of directors or an equivalent governing body.

o	The bill includes further consumer protections, including a requirement that the registrant hold digital currency of the same type and amount as that which it has custody from any person.

o	Registrants are prohibited from selling, transferring, assigning, lending, hypothecating, pledging, or otherwise using or encumbering any digital currency, the custody of which is maintained for a New Jersey person, except for the sale, transfer, or assignment of such assets at the direction of such person.

o	Registrants are required to make, keep, and preserve all of its books and records of its digital currency custodial activity in their original form or native file format for a period of at least five years from the date of their creation and in a condition that will allow the department to determine whether the registrant is complying with all applicable laws, rules, and regulations.

o	The bill prohibits registrants from advertising its products, services, or activities in New Jersey or to any New Jersey person without including the legal name of the registrant and the legend that such registrant is a “registered New Jersey digital currency custodian.”

o	The registrant shall maintain, for examination by the superintendent, all advertising and marketing materials for a period of at least seven years from the date of their creation, including but not limited to print media, internet media, including websites, radio and television advertising, road show materials, presentations, and brochures.

Financial Statements

Consolidated Statements of Cash Flows, page F-21

3.	Please begin your reconciliation of operating cash flows with net loss as required by ASC 230-10-45-2.

We have changed the reconciliation to begin with net loss as required by ASC 230-10-45-2.

4.	As previously requested in comment 5, please revise your Investing Activities section of your statement of cash flows to reflect only items providing or using cash during the reporting period, as appropriate pursuant to ASC 230-10-45-11 through -45-15.

We have revised the Investing activities section of our statement of cash flows to reflect only items that provide or use cash during the reporting period.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me on my private telephone line (727) 656-5504.

Sincerely,

/s/ John Lux

John E. Lux, Esq.